Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue NW

Washington, DC 20004

Tel:	202.739.3000
Fax:	202.739.3001

www.morganlewis.co

August 19, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MFS® Variable Insurance Trust II (File No. 333- )

Registration Statement Filed on Form N-14 under the Securities Act of 1933

Ladies and Gentlemen:

On behalf of our client, MFS® Variable Insurance Trust II (the “Trust”), we are filing, pursuant to Rule 488 under the Securities Act of 1933, as amended, the Trust’s Registration Statement on Form N-14. This filing relates to the (a) the approval of an Agreement and Plan of Reorganization pursuant to which managed separate accounts of Sun Life Assurance Company of Canada (U.S.) (the “Accounts”) will be reorganized into a unit investment trust separate account whose sub-accounts will hold shares of certain portfolios of the Trust and (b) the election of managers to each Account’s Board of Managers.

Please contact the undersigned at 202.739.5450 with your questions or comments.

Sincerely,

/s/ Michael Berenson
Michael Berenson